BB 3/31

SECI 06007154 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48389

AB 4/6

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 31, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kempen & Co. U.S.A., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

747 Third Avenue, 22nd Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nils Geenen (212) 376-0132
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Friedman LLP
(Name – *if individual, state last, first, middle name*)

100 Eagle Rock Avenue	East Hanover	NJ	07936
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 20 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB

OATH OR AFFIRMATION

I, Nils Geenen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kempen & Co. U.S.A, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROSE M. SMALL
Notary Public, State of New York
No. 01SM6108336
Qualified in New York County
My Commission Expires April 12, 2008

Notary Public

Signature

Chief Executive Officer

Title

STATE OF NEW YORK
NEW YORK COUNTY
SWORN TO AND SUBSCRIBED BEFORE ME
THIS 15th DAY OF February, 2006

NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEMPEN & CO. U.S.A., INC.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO. 8-48389

YEAR ENDED DECEMBER 31, 2005
AND
INDEPENDENT AUDITORS' REPORT

KEMPEN & CO., USA, INC.

TABLE OF CONTENTS

FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
Kempen & Co. U.S.A., Inc.

We have audited the accompanying statement of financial condition of Kempen & Co., U.S.A., Inc. as of December 31, 2005, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kempen & Co. U.S.A., Inc. as of December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Friedman LLP

February 7, 2006

100 EAGLE ROCK AVENUE, EAST HANOVER, NJ 07936 T 973.929.3500 F 973.929.3501 WWW.FRIEDMANLLP.COM
OFFICES IN NEW YORK LONG ISLAND AND NEW JERSEY AND A MEMBER OF DFK WITH AFFILIATES WORLDWIDE

KEMPEN & CO. U.S.A., INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS		
Cash and cash equivalents	$	2,392,331
Due from Parent		1,666,680
Due from customer		3,850,309
Property and equipment, at cost, net		47,193
Other assets		37,149
Fail to deliver		118,003
	$	8,111,665
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Fail to receive	$	3,850,309
Accounts payable, accrued expenses and other liabilities		267,300
Due to customer		118,003
Income taxes payable		39,742
		4,275,354
Stockholder's Equity		
Capital stock - $.01 par value; authorized - 1,000 shares, issued and outstanding - 1,000 shares		10
Additional paid-in capital		763,979
Retained Earnings		3,072,322
		3,836,311
	$	8,111,665

See notes to financial statements.

KEMPEN & CO. U.S.A., INC.

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2005

Revenues		
Commissions	$	2,939,932
Other		62,660
		3,002,592
Expenses		
Compensation and benefits		1,183,656
Occupancy and equipment, net of sublease income		170,728
Communications		122,172
Professional fees		54,823
Depreciation and amortization		44,700
Other operating expenses		181,676
		1,757,755
Income before income taxes		1,244,837
Income taxes		81,530
Net income	$	1,163,307

See notes to financial statements.

KEMPEN & CO. U.S.A., INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2005

	Capital Stock at Par	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2005	$ 10	$ 763,979	$ 1,909,015	$ 2,673,004
Net income	--	--	1,163,307	1,163,307
Balance at December 31, 2005	$ 10	$ 763,979	$ 3,072,322	$ 3,836,311

See notes to financial statements.

KEMPEN & CO. U.S.A., INC.

STATEMENT OF CASH FLOWS
DECEMBER 31, 2005

Cash flows from operating activities	
Net income	$ 1,163,307
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	44,701
Changes in assets and liabilities	
Due from Parent	160,345
Due from customer	(1,534,995)
Other assets	25,992
Fail to deliver	(118,003)
Fail to receive	1,534,995
Accounts payable, accrued expenses and other liabilities	(38,579)
Due to customer	118,003
Income taxes payable	33,459
Net cash provided by operating activities	1,389,225
Cash flows from investing activities	
Purchase of property and equipment	(3,315)
Net increase in cash and cash equivalents	1,385,910
Cash and cash equivalents, beginning of year	1,006,421
Cash and cash equivalents, end of year	$ 2,392,331
Supplemental cash flow disclosures	
Interest paid	$ --
Income taxes paid	11,171

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
Kempen & Co. U.S.A., Inc. (the "Company"), is a wholly-owned subsidiary of Kempen & Co. NV (the "Parent"). The Company is a securities broker-dealer and a member of the National Association of Securities Dealers, Inc. The Company acts as an agent for institutional customers in the purchase and sale of foreign securities. The Company executes all trades with its Parent and uses its Parent's facilities to clear such trades. Trades are settled on a delivery versus payment basis.

Concentrations of Credit Risk for Cash
The Company maintains its cash balances at one financial institution. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000.

Cash and Equivalents
Cash and cash equivalents include short-term, highly liquid investments with original maturities of three months or less and all money market accounts.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation and Amortization
Property and equipment are depreciated on a straight-line basis over their estimated useful lives. Leasehold improvements are amortized over the shorter of their estimated useful life or the length of the lease.

Commissions
Commission revenues are recorded on a trade date basis.

Income Taxes
The Company accounts for income taxes under an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than enactments of changes in the tax laws or rates.

2 - PROPERTY AND EQUIPMENT, AT COST

Property and equipment consist of the following:

Office equipment	$ 150,116
Furniture and fixtures	54,944
Leasehold improvements	53,260
	258,320
Less: Accumulated depreciation and amortization	211,127
	$ 47,193

3 - RELATED PARTY TRANSACTIONS

Due from Parent primarily represents commissions due from the Parent. Commission revenues are allocated to the Company based upon various revenue-sharing arrangements with the Parent for commissions earned on the facilitation of customer trades. For the year ended December 31, 2005, such revenues totaled approximately $2.9 million.

4 - INCOME TAXES

The Company provides for Federal and state income taxes in accordance with current rates applied to accounting income before income taxes. The provision for income taxes (benefit) is as follows:

Current – Federal	$ 3,191
Current – State and City	41,439
Deferred – Federal	36,900
	$ 81,530

The Company's effective income tax rate is lower than what would be expected if the federal and state statutory rates were applied to income from continuing operations primarily because of the use of the cost plus method of accounting for commission income for tax purposes.

5 – PROFIT-SHARING PLAN

The Company has a 401(k) plan, which covers substantially all of its full-time employees. The plan includes employee contributions and matching contributions by the Company subject to certain limitations. The aggregate contributions to the plan for the year ended December 31, 2005 were approximately $51,210.

6 – COMMITMENTS

The Company leases office space under a non-cancelable lease, which expires on June 30, 2010. Gross rent expense was $228,325 for the year ended December 31, 2005. In addition to base rent on its office facilities, the Company is required to pay its proportionate share of real estate taxes and operating expenses. The Company sublets office space on a month to month basis to a subtenant totaling $60,750 per annum.

The future minimum rental payments are as follows:

2006	$ 217,519
2007	235,849
2008	235,849
2009	235,849
2010	117,925
	$ 1,042,991

7 - REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness shall not exceed fifteen times net capital, as defined, under such provision. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the ratio exceeds 10 to 1. At December 31, 2005 the Company had net capital of $2,083,369 which exceeded requirements by $1,798,345. The ratio of aggregate indebtedness to net capital was 2.05 to 1.

8 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

The Company is engaged in various brokerage activities whose counterparties are primarily institutions. In the normal course of business, the Company is involved in the execution and settlement of various securities transactions. These activities may expose the Company to off-balance sheet risk in the event that the counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the security underlying the contract at a loss.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2005

SCHEDULE I

KEMPEN & CO. U.S.A., INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2005

COMPUTATION OF NET CAPITAL	
Total stockholder's equity	$ 3,836,311
Deductions and/or charges	
Non-allowable assets	
Due from parent	1,666,680
Fixed assets	47,193
Other assets	37,149
	1,751,022
Net capital before haircuts on securities positions	2,085,289
Haircuts on securities positions	1,920
NET CAPITAL	$ 2,083,369

SCHEDULE I
(Continued)

KEMPEN & CO. U.S.A, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2005

COMPUTATION OF AGGREGATE INDEBTEDNESS	
Accounts payable, accrued expenses and other liabilities includable in aggregate indebtedness	$ 4,275,354
AGGREGATE INDEBTEDNESS	4,275,354
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (greater of 6 ⅔ % of aggregate indebtedness or minimum net capital requirement)	285,024
EXCESS NET CAPITAL	1,798,345
EXCESS NET CAPITAL AT 1,000 PERCENT	1,655,834
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	2.05 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2005)	
Net capital, as reported in Company's Part II (Un-audited) Focus report	$ 2,047,484
Increases (decreases) resulting from December 31, 2005 audit adjustments, net	35,885
Net capital, as included in this report	$ 2,083,369

SCHEDULE II

KEMPER & CO. U.S.A., INC.

STATEMENT REGARDING SEC RULE 15c3-3
DECEMBER 31, 2005

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Stockholder
Kempen & Co. U.S.A., Inc.

In planning and performing our audit of the financial statements of Kempen & Co. U.S.A., Inc. for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

100 EAGLE ROCK AVENUE, EAST HANOVER, NJ 07936 T 973.929.3500 F 973.929.3501 WWW.FRIEDMANLLP.COM
OFFICES IN NEW YORK LONG ISLAND AND NEW JERSEY AND A MEMBER OF DFK WITH AFFILIATES WORLDWIDE

DFK INTERNATIONAL

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control activities for safeguarding securities that we consider to be material weaknesses as defined above.

Essentially, all of the Company's operational and recordkeeping procedures are performed by one individual. Consequently, the segregation of duties which is normally required for effective internal control is not practical. Due to its size, the Company has no plans to change operational and recordkeeping procedures. These conditions were considered in determining the nature, timing and extent of the audit tests to be applied in our audit of the financial statements, and this report does not affect our report on those financial statements dated February 7, 2006.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Friedman LLP

East Hanover, New Jersey
February 7, 2006